KELSO TECHNOLOGIES INC.

MANAGEMENT DISCUSSION & ANALYSIS

THREE MONTHS ENDED

March 31, 2025

(Expressed in US Dollars unless otherwise indicated)

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended March 31, 2025 (Expressed in US Dollars unless otherwise indicated)

MANAGEMENT DISCUSSION AND ANALYSIS

HIGHLIGHTS:

• Kelso Technologies Inc. reports the Company's first profitable quarter since Q1-2020.

• The Company reported Q1-2025 net income of $412,337 or $0.01 per share. Excluding discontinued operations, the Company reported net income of $504,982.

• For Q1-2025, gross revenue increased by 19.06% YoY to $3.16 million compared to $2.70 million in Q1-2024. Kelso increased its gross profit to 44.6% up from 41.8% in Q1-2024, primarily due to the sales mix and ongoing expense optimization strategies.

• The first quarter of 2025 brought both challenges and opportunities for the Company. Despite uncertainties surrounding international trade and tariffs affecting the demand for tank cars, the Company remains optimistic and dedicated to achieving sustainable revenue growth. While there are still hurdles to overcome, the Company's commitment to strategic planning and innovation positions it well to navigate these complexities and capitalize on emerging opportunities

• For FY2025, the company continues to believe that sales growth will be flat to slightly positive, ranging from 0% to 5%, compared to fiscal year 2024. The primary objective in 2025 will be to uphold cost discipline as the company prepares for the expected increase in new tank car builds commencing in 2026/2027. This strategy is designed to position the company to capitalize on the anticipated demand and enhance profitability.

• Announcing the retirement of Anthony "Tony" Andrukaitis as Director effective June 3, 2025 and as Chief Operating Officer June 30, 2025.

• Executive Vice President of Operations Amanda Smith will succeed Tony as COO effective July 1, 2025. The EVP position will be eliminated as part of management's ongoing cost reduction strategy.

• The Corporate Governance and Nominating Committee appoints Mark Temen of Phoenix, AZ to the Board of Directors, effective April 16, 2025.

GENERAL

The following management discussion and analysis ("MD&A") of the operations and financial condition of Kelso Technologies Inc. (the "Company" or "Kelso") provides an overview of significant developments that have affected the Company's performance during the three months ended March 31, 2025. It should be read in conjunction with the audited consolidated financial statements of the Company together with the related notes thereto for the three months ended March 31, 2025.

The unaudited interim consolidated financial statements for the three months ended March 31, 2025 referred to in this MD&A have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards"). The following MD&A and the Company's unaudited interim consolidated financial statements were approved by the Audit Committee on April 28, 2025 and the Board of Directors on April 30, 2025.

All amounts herein are expressed in United States dollars (the Company's functional currency) unless otherwise indicated.

NON-IFRS FINANCIAL MEASURES

In addition to the results reported in accordance with IFRS Accounting Standards, the Company uses one non-IFRS financial measure known as "Adjusted EBITDA". Adjusted EBITDA is not recognized under IFRS Accounting Standards, as a supplemental indicator of the Company's operating performance and financial position. This non-IFRS financial measure is provided to enhance the user's understanding of the Company's historical and current financial performance and its prospects for the future. This data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The following discussion explains the Company's use of "Adjusted EBITDA".

2

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended March 31, 2025 (Expressed in US Dollars unless otherwise indicated)

References to Adjusted EBITDA in this MD&A refer to net earnings from continuing operations before interest, taxes and tax recoveries, amortization, deferred income tax recovery, unrealized foreign exchange losses, non-cash share-based expenses (Black-Scholes option pricing model) gain on revaluation of derivative warrant liability, and write-off of inventory assets. Adjusted EBITDA is not an earnings measure recognized by IFRS Accounting Standards and does not have a standardized meaning prescribed by IFRS Accounting Standards. Adjusted EBITDA is an alternative measure in evaluating the Company's business performance and Management believes it better reflects the Company's operational performance. Readers are cautioned that Adjusted EBITDA should not be construed as an alternative to net income as determined under IFRS Accounting Standards; nor as an indicator of financial performance as determined by IFRS Accounting Standards; nor a calculation of cash flow from operating activities as determined under IFRS Accounting Standards; nor as a measure of liquidity and cash flow under IFRS Accounting Standards. The Company's method of calculating Adjusted EBITDA may differ from methods used by other issuers and, accordingly, the Company's Adjusted EBITDA may not be comparable to similar measures used by any other issuer. Adjusted EBITDA is the only non-GAAP figure disclosed in this management discussion (See page 4 for reconciliation).

LEGAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains "forward-looking statements" within the meaning of applicable securities laws that reflect the Company's current expectations, forecasts and assumptions. Generally, forward looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words or phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: new rail tank car production tracking replacement demand; revenue streams from rail tank car operations improving slowly over the upcoming years when new product offerings gain final Association of American Railroads ("AAR") regulatory approvals; longer term adoption of new product developments by the rail industry; increasing sales volume from newly developed products for a wider variety of rail tank car applications; expectations for capital resources and operations to continue the Company's ability to conduct ongoing business as planned for the foreseeable future; the strategic focus and obtaining  AAR approvals for the additional  products under field service trial to better grow the Company's financial performance; significant growth opportunity in the near future; generating minimal exceedance revenue from motivated customers; revenue growth opportunities; the ability of the Company to exploit its growing competitive advantages in the rail industry; becoming the primary, high quality valve supplier and fully servicing the rail tank car market; the Company's comprehensive proprietary protection program for additional protectable full automation ADAS developments; timing of the grant of the Canadian Patent on the Method technologies; growing future revenues from specialized automotive markets; being on course for new value creation; the commercialization of Kelso's new products; and growing equity value from financial performance generated from a wider range of new proprietary products.

Such forward looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results expressed or implied by such forward looking statements.

Although Kelso believes the Company's anticipated future results, performance or achievements expressed or implied by the forward-looking statements are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements as such statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation; the economic condition of the railroad industry, which is affected by numerous factors beyond the Company's control (including slow sales cycles, creation and adoption of new technologies, the existence of present and possible government regulation and competition); the risk that the Company's products may not work as well as expected; the Company may not be able to break in to new markets because such markets are served by strong and embedded competitors or because of long-term supply contracts; the Company may not be able to grow and sustain anticipated revenue streams; the Company may have underestimated the cost of product development and the time it takes to bring products to market; the Company may not be able to finance the Company's intended product development; that Management may not be able to continue to initiate new product strategies to secure a more reliable growth of financial performance in the future; that testing results for new products may reveal that some or all products being developed are technologically or economically infeasible for market development and may be dropped; that the Company's products may not sell as well as expected, and competitors may offer better or cheaper alternatives to the Company's products; the Company's technologies may not be patentable, and if patents are granted, the Company may not be able to protect the Company's investment in intellectual property if the Company's patents are challenged; the Company's intended technologies may infringe on the intellectual property of other parties; the Company may not have any parties interested in licensing the Company's technology as expected and certain other risks detailed from time-to-time in Kelso's public disclosure documents.

3

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended March 31, 2025 (Expressed in US Dollars unless otherwise indicated)

Although the Company has attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that could cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.

Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. Readers are advised to consider such forward-looking statements in light of the risks set forth in the "Risks and Uncertainties" section of this MD&A (Page 17). The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Additional information about the Company and Kelso's business activities is available under the Company's profile on SEDAR at www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States or the Company's website at www.kelsotech.com.

DATE OF REPORT

April 30, 2025

4

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended March 31, 2025 (Expressed in US Dollars unless otherwise indicated)

SUMMARY OF FINANCIAL RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2025 & 2024

Three months ended March 31	2025	2024 *
Revenues	$3,158,074	$2,652,604
Gross Profit	$1,409,754	$1,109,826
Gross profit margin	45%	42%
Expenses including non-cash items	$997,417	$1,039,500
Net income (loss)	$412,337	($698,759)
Basic earnings (loss) per share - continuing ops	$0.01	($0.01)
Basic earnings (loss) per share - discontinued ops	($0.00)	($0.00)
Non-cash expenses	($165)	$509,679
Adjusted EBITDA **	$412,172	$99,720

Liquidity and Capital Resources
Working capital	$2,570,415	$4,023,140
Cash	$417,188	$1,066,089
Accounts receivable	$1,596,583	$939,641
Net Equity	$4,641,365	$8,021,489
Total assets	$6,877,978	$10,207,748
Common shares outstanding	55,160,086	54,443,422

** Reconciliation of Net Income (Loss) to Adjusted EBITDA
Three months ended March 31	2025	2024 *
Net Income (Loss)	$412,337	($698,759)
Unrealized foreign exchange loss (gain)	($105,794)	$25,218
Amortization	$3,741	$4,176
Income Taxes	$0	$288,800
Loss from discontinued operations	$92,645	$480,285
Gain(loss) on sale of property, plant, and equipment	$9,243	$0
Adjusted EBITDA	$412,172	$99,720

(*) FY2024 numbers adjusted for discontinued operations. Refer to Note 16 of the Q1-2025 Financial Statements.
(**) Reconciliation of Net Income (Loss) to Adjusted EBITDA for the first quarter ended March 31, 2025 and 2024

Readers are cautioned that Adjusted EBITDA (Loss) should not be construed as an alternative to net income (loss) as determined under IFRS Accounting Standards; nor as an indicator of financial performance as determined by IFRS Accounting Standards; nor a calculation of cash flow from operating activities as determined under IFRS Accounting Standards; nor as a measure of liquidity and cash flow under IFRS Accounting Standards. The Company's method of calculating Adjusted EBITDA may differ from methods used by other issuers and, accordingly, the Company's Adjusted EBITDA may not be comparable to similar measures used by any other issuer.

5

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended March 31, 2025 (Expressed in US Dollars unless otherwise indicated)

CORPORATE OVERVIEW

Kelso is a diverse product engineering company that specializes in the research, development, production and distribution of proprietary equipment used in various transportation applications. Over the past decade the Company has earned a reputation as a reliable manufacturer of high-quality tank car equipment used in the handling, containment, and transport of hazardous and non- hazardous commodities.

All Kelso products are developed with an emphasis on providing economic and operational advantages to the customer while mitigating the impact of human error and environmental releases. The Company offers specialized tank car and tank trailer equipment, no-spill fast fuel loading systems, and emergency response equipment specific to the rail industry.

The Company has firmly established itself as a leading North American manufacturer of specialized tank car equipment. The Company's core tank car products include safety relief valves for general purposes and pressure tank cars. Additionally, other products include vacuum relief valves, bottom outlet valves, angle valves and a proprietary one-bolt manway. These products provide some of the key elements of a tank car's structure, ensuring the safe handling, containment and transport of hazardous and non-hazardous materials. With a solid history of innovative technology and a reputation anchored by the reliability of supply, the Company serves many of North America's largest tank car builders, lessors and shippers.

The Company's common shares are publicly traded on the Toronto Stock Exchange ("TSX") under the trading symbol "KLS". The Company first listed on the Toronto Stock Exchange on May 22, 2014 and on the NYSE American Exchange on October 14, 2014. On March 5, 2024 the Company announced that it had notified the NYSE American of its intention to voluntarily delist its common shares ("Shares") from the NYSE American, which occurred on March 25, 2024. The Shares continue to trade on the TSX.

The Company operates in combination with the Company's wholly owned subsidiaries Kelso Technologies (USA) Inc, KIQ X Industries Inc., Kel-Flo Industries Inc. (formerly Kelso Innovative Solutions Inc.), KIQ Industries Inc. and KXI™ Wildertec™ Industries Inc.

Kelso Technologies (USA) Inc (Kelso Rail)

Kelso is a leading developer and supplier of a wide range of rail tank car valves and equipment designed primarily for use in the hazardous and non-hazardous commodities via rail. The Company's valves help shippers safely deliver hazardous and non-hazardous commodities wherever they need to go in North America. Customer-driven product development and business strategies now bring Kelso's unique competitive advantages with customers as Management pursues the Company's goals of positive financial performance for years to come.

The Company keeps rail products smart, simple and focused on customer needs. Kelso concentrates on sound business fundamentals, operational practices, adjusted EBITDA returns and careful capital management. Today, the Company invests in customer driven co-engineered product development to improve the probability of market adoption as it relates to rail specific products. Management monitors industry trends and regulated technology requirements, as well as select consideration of potential R&D projects that could be benefit the Company's future revenue streams.

Currently the Company offers a wide range of proprietary valves and other specialty equipment for tank cars and tank trailers. In the 1990's Kelso's origins were based on unique inventions that better served problematic safety issues in the transport of hazmat commodities by rail tank car. The Company's commercial business evolution began with the adoption of the Company's patented constant force Pressure Relief Valves during the surge in crude-by-rail ("CBR") shipments from 2012 to 2015.

6

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended March 31, 2025 (Expressed in US Dollars unless otherwise indicated)

The Company's products provide a rewarding economic value proposition for all tank car stakeholders. This value includes reliable high-quality equipment, industry-leading warranties, high service standards and short lead times for delivery. Over the past decade Kelso has been able to develop a niche in the marketplace for many of the Company's products. Key products include:

Rail and Road Transport Equipment

  Pressure Relief Valves
  Vacuum Relief Valves
  Bottom Outlet Valves (under AAR field service trial)
  Pressure Car Pressure Relief Valves
  Pressure Car Angle Valves (under AAR field service trial )
  DOT 407 PRV/VRV for truck tankers (new market)
  One-bolt Manways and related equipment
  Emergency response equipment for hazmat first responders
  No spill locomotive fueling equipment
  Other specialty valves, parts, equipment and services

Potential Tarriff Action undertaken by the incoming Trump Administration

The broader rail industry faces significant risk from potential tariff actions undertaken by the Trump administration. These tariff actions could drastically increase the cost of imported materials and components, which many companies in the sector rely upon for their manufacturing processes. The increased costs could lead to higher prices for end products, reduced profit margins, and potential disruptions in supply chains.

Kelso believes it is uniquely positioned to mitigate certain of these risks. The Company's entire production of valves takes place at its facility in Bonham, Texas, ensuring that all manufacturing processes are under tight control and not subject to the uncertainties of international trade policies. Moreover, Kelso utilizes domestic US suppliers for its raw materials and components, further insulating the Company from potential US tariff impacts. This strategic approach not only secures a stable supply chain but also enhances the quality and reliability of Kelso's products, providing a significant competitive advantage in a volatile market. While potential tariff actions pose a substantial risk to the broader industry, Kelso believes that its commitment to domestic production in the US and local sourcing places the Company in a favorable position to navigate these challenges effectively.

Rail Tank Car Market Indicators

The tank car market in North America is not considered a growth industry but rather a cyclical commodity market that is historically unpredictable. Kelso is focused on growing the rail business through the sales of a wider range of pressure relief valves, vacuum relief valves, ball valves, bottom outlet valves, angle valves and other specialized equipment.

Based on current projections from industry analysts (Freight Transportation Research Associates) new tank car demand is expected to reach +10,000 tank cars in 2025 and 2026. In addition, significant re-qualifications of existing tank cars are planned to address the 135,000 tank cars that were delivered between 2012 and 2017 and will now come due for recertification during the next few years. The anticipated new build and re-qualification activity combined with a growing number of qualified Kelso products are expected to fuel new financial growth from rail operations.

The Company will continue to develop new rail products that are anticipated to provide new financial growth opportunities. The Company's focus on core design objectives are:

  To ensure public safety by mitigating the potential negative environmental impacts of non-accidental releases of hazardous materials in transit.
7

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended March 31, 2025 (Expressed in US Dollars unless otherwise indicated)

  To manage negative and positive pressure within the tank thereby reducing the risks of implosion or explosion ensuring the safe containment of hazardous materials while being loaded, transported and unloaded.

  To improve the customers' operating effectiveness producing economic rewards with proven reliable equipment.

  To build reliable equipment featuring high-quality milled or U.S. cast parts eliminating problematic imported cast parts that lead to complex expensive repairs for customers.

  To ensure that customers benefit with more profitable in-service time for tank cars.

The Company's working capital was $2,570,415 as at March 31, 2025 which includes $2,617,988 in inventories required for timely customers' deliveries. Capital resources generated from rail operations are anticipated to sustain the Company's capacity to continue its business activities for the foreseeable future.

Kelso plans to continue efforts to strengthen the portfolio of tank car products with the active field service trials in progress for the standard profile ceramic ball bottom outlet valve and angle valve. Kelso's pressure tank car PCH became available for full commercial use, adding to current and future sales growth opportunities.

Over the years the Company has become a highly respected quality brand and established direct relationships with HAZMAT shippers. These interested stakeholders have directly helped design the proprietary Angle Valve for the pressure car market and our Bottom Outlet Valve, featuring unique ceramic technology advantages. The new rail products should sell for higher unit values and are expected to increase our rail car revenue. Our bottom outlet valves are going into full-service trials and may be able to generate minimal exceedance revenue from motivated customers.

Due to a multitude of factors, the tank car market has shown a renewed focus on repurposing and/or re-qualifying existing tank car fleets. This has presented Kelso with an opportunity to grow its revenues in the repair, retrofit and requalification space due to manufacturing efficiencies, a reliable supply chain, domestic sourcing initiatives and proven quality and delivery from the facility.

KXI™ Wildertec™ Heavy Duty Suspension System (KXI HD)

In 2017 Kelso through the Company's wholly owned subsidiary KIQ X Industries Inc. (KIQ) began the development of a unique vehicle suspension system that provided new rapid response with off-road capabilities regardless of the climate or the severity of the terrain.

The year-end review of the KXI project, conducted in accordance with accounting standards, has provided valuable insights into its current status and potential future pathways.  It was determined that KXI was not going to generate commercial revenue in the near future and the expenses for both facility and staff have been accordingly reduced. This review has highlighted some key challenges in securing funding for continued development, leading to a prudent adjustment in the project's carrying value.

While the project faces uncertainties, we recognize the potential value of the underlying technology. Accordingly, we are actively exploring strategic alternatives to optimize its future potential, including sale, licensing, and/or royalty agreements. In particular, we are pursuing potential joint venture partnerships and conducting a rigorous value assessment of the project's core technology. As a result of this review, the capitalized research and development (R&D) was lowered to a nominal $1 as well as the prototype costs were also lowered to $1.  KXI HD research and development operations are located in a facility in West Kelowna, British Columbia, Canada.

This adjustment represents a responsible and forward-looking approach, positioning us to capitalize on future opportunities and maximize the potential of the KXI project.

PRODUCTION FACILITIES

Kelso currently operates two rail equipment production and R&D facilities totaling 50,000 square feet in Bonham, Texas. The Company is fully qualified and certified to produce products for the railroad and other industries. The Company has been granted the required certifications including holding an AAR M1002 Class D Registration and AAR M1003 Quality Assurance System Certification for the Company's production facilities from the Association of American Railroads.

8

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended March 31, 2025 (Expressed in US Dollars unless otherwise indicated)

PUBLIC INFORMATION POLICY

The Company advises the public about the Company's business progress by way of quarterly and consolidated annual financial statements as well as MD&A reports for those periods. The Company will issue press releases announcing material events that affect the business health of the Company in accordance with the policies and guidelines of the Toronto Stock Exchange. The Company does not give investment advice to investors and does not respond to solicitations to discuss privileged information from the public in accordance with securities laws in Canada and the United States.

Further, Kelso does not provide forward-looking revenue projections to the public. Kelso is a product development enterprise and Management is unable to measure or determine the future financial impact related to new rail regulations, uncertain technology adoption strategies of customers, and the cyclical conditions surrounding the rail tank car industry. All of these factors are well beyond the control of Kelso.

RESULTS OF OPERATIONS

The financial results for the three months ended March 31, 2025 continue to represent the business development activities of a light industrial engineering organization. The corporate ambition is to build the Company's reputation of its brands and introduce new product innovations through the research, development and marketing of a diverse range of rail and automotive transportation technologies. The current macroeconomic environment of inflation, high interest rates, and supply chain problems have significantly affected the Company's financial performance as the traditional demand for rail tank car equipment remains depressed.

Kelso generates its revenues and working capital from the sales of equipment for service in the rail tank car industry. Sales performance for the three months ended March 31, 2025 was up 19.6% compared to the same period in 2024 while gross margins also improved to 44.6% up from 41.88% primarily driven by the sales mix and the ongoing expense optimization strategies. The macro rail business activities remain unpredictable as the low production rates of the rail tank car producers continue to challenge the Company's operations. Combined with repair, retrofit and re-qualification operations, rail business activity is expected to be adequate enough to allow the continuation and eventual growth of the Company's rail operations based on the anticipated introduction of new products.

Revenues, corresponding expenses, financial performance and capital management during the three months ended March 31, 2025 reflect Kelso's continued ability to manage the Company's capital resources while navigating difficult market conditions. Financial results met the Company's expectations and reflected the revenues and related operational costs of marketing, producing and distributing the Company's proven line of rail tank equipment as well as key investments in new product development and production capability associated with a more diverse product mix in both rail and automotive markets in the future.

The Company's longer-term strategic plans require Kelso to make ongoing investments in production capabilities (including equipment, lease costs, training and qualifying human resources); railroad and automotive regulatory filings; liability insurance; marketing initiatives; independent lab testing and outsourced specialized industrial engineering services; new patent applications; regulatory public company administration processes in Canada and the United States; pre-sales production planning and tooling for the Company's growing portfolio of rail and automotive products. These costs are written off in the period when they occur and their impact is reflected in the reported financial performance of the Company in the period in which they were incurred.

For the three months ended March 31, 2025, the Company reported a net profit of $412,337 or earnings of $0.01 per share (net income of $504,982 from continuing operations) against revenues of $3,158,074 compared to a net loss of $698,759 ($0.01 per share) against revenues of $2,652,604 for the three months ended March 31, 2024.

9

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended March 31, 2025 (Expressed in US Dollars unless otherwise indicated)

For the three months ending March 31, 2025, the Company reported expenses of $904,772 on revenue of $3,158,074, compared to expenses of $1,039,500 on revenue of $2,652,604 for the three months ending March 31, 2024. The lower expenses were mainly due to a foreign exchange gain, lower consulting and investor relation fees. Management expects expenses to normalize during FY2025 as the Company continues to implement its expense control measures amid challenging market conditions.

Gross profit margin returns were $1,409,754 (44.6% of revenues) for the three months ended March 31, 2025 compared to $1,109,826 (42% of revenues) during the same period last year. Margins do remain well above industry averages due to the maintenance of production effectiveness and efficiencies stemming from per order-based pricing models that reflect higher raw material cost factors.

Total operational expenses were $904,772 for the three months ended March 31, 2025 (includes FX gain of $105,794) compared to $1,039,500 during the same period last year. The new leadership is meticulously examining all expenditures with the intention of eliminating nonessential costs.

Management continues to administrate both the Company's rail operations and KIQ, with a refocus on longer-term business growth in the United States and improved capital markets exposure. This is reflected in the Company's investments in human resources, marketing, sales and production operations. The Company recorded office and administrative costs of $509,981 (2024 - $554,727) and management fees was $196,077 (2024 - $180,000).  Consulting fees for the three months ended March 31, 2025 were $36,108 (2024 - $48,589) and investor relations fees were $Nil (2024 - $21,000). The decrease in consulting fees were directly related to the lowered use of independent experts for KXI HD system.

Accounting, audit and legal fees are cost components of the Company's corporate and product development strategies, arbitration costs, and the required administration functions of a publicly listed industrial company on a major stock exchange. Costs for these professional audit and legal services were $68,582 for the three months ended March 31, 2025 (2024 - $50,195). The cost includes ongoing US tax and audit requirements. Also included are the costs of complying with the rules and regulations of both the Toronto Stock Exchange and delisting from the NYSE American Exchange which involves the complexities of regulatory documentation and disclosures and Annual Information Form ("AIF") and Securities Exchange Commission documentation (20-F) compliance.

The Company's functional currency is US dollars but Kelso also holds various assets in Canadian dollars. The Canadian dollar has remained volatile in value against the US dollar therefore the Company has recorded a foreign exchange gains of $105,794 for the three months ended March 31, 2025.

DISCONTINUED OPERATIONS

During the year ended December 31, 2024, the Company opted to cease operations related to the development of its KXI HD control system (within its wholly-owned subsidiary, KIQ X). Management determined the operations of KIQ X to have met the definition of discontinued operations in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. Consequently, the operations of KIQ X have been classified separately from the Company's continuing operations to net loss from discontinued operations as a single line in the consolidated statements of operations and comprehensive income loss.

As a result of ceasing operations within KIQ X, indicators of impairment existed leading to a test of the recoverable amount of the KIQ X cash-generating unit, which consists of equipment, prototypes and intangible assets. A value-in-use calculation is not applicable as the Company does not have any expected cash flows from using the assets at this stage of operations. In estimating the fair value less costs of disposal, management estimated a recoverable amount of $70,187, representing the pending sale transactions as at March 31, 2025 compared to $89,719 at December 31, 2024. As this valuation technique requires management's judgment and estimates of the recoverable amount, it is classified within Level 3 of the fair value hierarchy

10

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended March 31, 2025 (Expressed in US Dollars unless otherwise indicated)

For the three months ended March 31, 2025 and 2024, the loss from discontinued operations relate to the following:

	Three Months Ended	Three Months Ended
	March 31, 2025	March 31, 2024
Expenses
Consulting and filing fees		43,859
Accounting and legal	18,125	47,154
Office and administration	12,776	120,627
Research	-	156,876
Travel	-	1,811
Marketing	-	16,754
Foreign exchange loss (gain)	43,187	51,793
Amortization	21,975	41,411

Loss before the following	(96,063)	(480,285)
Sale of Property Plant & Equipment	3,418	-

Net Loss from Discontinued Operations	(92,645)	(480,285)

Cash flows
Operating activities	(164,456)	(194,031)
Investing activities	25,334	(382,169)
Financing activities	(6,829)	-
Cash flows used in discontinued operations	(145,951)	(576,200)

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in conformity with IFRS Accounting Standards requires the Company's Management to undertake a number of judgments, estimates and assumptions that affect amounts reported in the consolidated financial statements and notes thereto. Actual amounts may ultimately differ from these estimates and assumptions. Management reviews the Company's estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods.

Information about estimates and assumptions that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses is provided below. Actual results may be substantially different.

(a) Impairment of long-lived assets

Long-lived assets consist of intangible assets and property, plant and equipment. Determining the amount of impairment of intangible assets requires an estimation of the recoverable amount, which is defined as the higher of fair value less the cost of disposal or value in use. Many factors used in assessing recoverable amounts are outside of the control of Management and it is reasonably likely that assumptions and estimates will change from period to period.

(b) Useful lives of depreciable assets

The Company reviews the Company's estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets. Uncertainties in these estimates relate to technical obsolescence that may change the utilization of certain intangible assets and equipment.

11

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended March 31, 2025 (Expressed in US Dollars unless otherwise indicated)

(c) Inventories

The Company estimates the net realizable value of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by future technology or other market-driven changes that may reduce future selling prices. A change to these assumptions could impact the Company's inventory valuation and gross margins.

(d) Share-based expense

The Company grants share-based awards to certain officers, employees, directors and other eligible persons. The fair value of the equity-settled awards is determined at the date of the grant using the Black-Scholes option pricing model. Option pricing models require the input of highly subjective assumptions, including the expected volatility and expected life of the options.

Changes in these assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

Restricted and deferred share units are measured using the fair value of the shares on the grant date.

(e) Allowance for credit losses

The Company provides for doubtful debts by analyzing the historical default experience and current information available about a customer's creditworthiness on an account-by-account basis. Uncertainty relates to the actual collectability of customer balances that can vary from the Company's estimation. As at March 31, 2025, the Company has not made an allowance for bad debts.

LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2025 the Company had cash on deposit in the amount of $417,188, accounts receivable of $1,596,583 prepaid expenses of $53,005 and inventory of $2,617,988 compared to cash on deposit in the amount of $153,147, accounts receivable of $1,091,304 prepaid expenses of $30,876 and inventory of $3,042,749 as at December 31, 2024. The Company had income tax payable of $68,024 at March 31, 2025 compared to $68,024 at December 31, 2024.

The working capital position of the Company as at March 31, 2025 was $2,570,415 compared to $2,125,386 as at December 31, 2024. The Company anticipates that its capital resources and operations will enable it to continue conducting business as planned for the foreseeable future.

Total assets of the Company were $6,877,978 as at March 31, 2025 compared to $6,570,345 as at December 31, 2024. Net assets of the Company were $4,641,365 as at March 31, 2025 compared to $4,229,030 as at December 31, 2024.

During the year ended December 31, 2024, the Company also obtained a line of credit of $500,000. Amounts drawn on the line of credit bear interest at the Wall Street Journal prime rate (WSJ Prime Rate) plus 1.00%. At March 31, 2025, the WSJ Prime Rate was 7.50%. The line of credit is secured by a general security agreement over the Company's assets. As at March 31, 2025, the company had drawn down $250,000 on the line of credit. Subsequently, the Company paid down $50,000 and has $300,000 available on the line of credit as of April 30, 2025.

Management takes all necessary precautions to minimize risks, however additional risks could affect the future performance of the Company. Business risks are detailed in the Risks and Uncertainties section of this MD&A.

12

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended March 31, 2025 (Expressed in US Dollars unless otherwise indicated)

SELECTED QUARTERLY INFORMATION
	Mar 31, 2025	Dec 31, 2024	Sep 30, 2024	Jun 30, 2024
Revenues	$3,158,074	$2,613,554	$2,522,719	$2,891,591
Gross Profit	$1,409,754	$1,110,836	$1,113,228	$1,359,742
Expenses including non-cash items	$997,417	$4,124,954	$1,487,423	$1,894,967
Net income (loss) for the quarter	$412,337	($3,014,118)	($361,800)	($544,927)
Net Loss from Discontinued ops	($92,645)	($1,778,364)	($276,588)	($434,205)
Basic earnings (loss) per share	$0.01	($0.05)	($0.01)	($0.01)
Adjusted EBITDA (loss)	$412,172	($820,351)	($36,142)	($234,217)
Common shares outstanding	55,160,086	55,160,086	54,443,422	54,443,422

	Mar 31, 2024	Dec 31, 2023	Sep 30, 2023	Jun 30, 2023
Revenues	$2,652,604	$3,069,359	$3,138,137	$2,152,462
Gross Profit	$1,109,826	$1,282,077	$1,421,248	$792,554
Expenses including non-cash items	$1,039,500	$1,483,993	$1,487,422	$1,839,673
Net income (loss) for the quarter	($698,759)	($165,369)	($102,722)	($1,047,119)
Net Loss from Discontinued ops	($480,285)	($111,134)	($479,058)	($529,688)
Basic earnings (loss) per share	($0.01)	($0.00)	($0.00)	($0.02)
Adjusted EBITDA (loss)	$99,720	$16,663	$277,981	($608,513)
Common shares outstanding	54,443,422	54,443,422	54,320,086	54,320,086

SELECTED ANNUAL INFORMATION
			2024	2023
Revenues			$10,680,468	$10,819,916
Cost of goods sold			$5,986,836	$6,237,469
Gross profit			$4,693,632	$4,582,447
Expenses including non cash items			$9,315,929	$6,684,333
Gains (losses) on other items			($1,752,162)	($635,135)
Income tax expense			$236,543	$170,475
Net income (Loss) for the year			($4,622,297)	($2,101,886)
Net Loss from Discontinued ops			($2,969,442)	($1,983,789)
Number of common shares outstanding			54,551,139	54,443,422
Basic and diluted Loss per common share - continuing operations			($0.03)	($0.00)
Basic and diluted Loss per common share - discontinued operations			($0.06)	($0.04)
Adjusted EBITDA (Loss)			($1,249,326)	($845,487)
Cash			$153,147	$1,433,838
Working capital			$2,125,386	$5,026,580
Total assets			$6,570,345	$9,703,271
Shareholders' equity			$4,229,030	$8,720,248

13

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended March 31, 2025 (Expressed in US Dollars unless otherwise indicated)

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The Company has performed an assessment of new standards issued by the IASB that are not yet effective. The Company has assessed that the impact of adopting these accounting standards on the Company's consolidated financial statements would not be significant.

FINANCIAL INSTRUMENTS

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments. The carrying values of cash, accounts receivable and accounts payable and accrued liabilities approximate their fair values due to their short term to maturity. The Company has exposure to the following risks from the Company's use of financial instruments:

  Credit risk;
  Liquidity risk; and
  Market risk.

(a) Credit risk:

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Cash is held with major Canadian and US financial institutions and the Company's concentration of credit risk for cash and maximum exposure thereto is $417,188 (2024 - $153,147).

With respect to its accounts receivable, the Company assesses the credit ratings of all customers and maintains provisions for potential credit losses, and any such losses to date have been within management's expectations. The Company's credit risk with respect to customers' accounts receivable and maximum exposure thereto is $1,168,524 (2024 - $982,114). The Company's concentration of credit risk for accounts receivable with respect to its significant customers is as follows: Customer A is $570,896 (2024 - $62,204), Customer B is $375,035 (2024 - $482,500), Customer C is $125,057 (2024 - $127,691), and Customer D is $97,535.90 (2024 - $44,044). To reduce the credit risk of accounts receivable, the Company regularly reviews the collectability of accounts receivable to ensure there is no indication that these amounts will not be fully recovered.

(b) Liquidity risk:

Liquidity risk is the risk that the Company will be unable to meet the Company's financial obligations as they fall due. The Company's approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquid funds to meet the Company's liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company's reputation.

At March 31, 2025, the Company has $417,188 (2024 - $153,147) of cash to settle current liabilities of $2,184,536 (2024 - $2,282,409) consisting of the following: accounts payable and accrued liabilities of $2,040,785 (2024 - $2,138,658), income tax payable of $68,024 (2024 - $68,024), the current portion of lease liability of $56,997 (2024 - $56,997), and RSU liability of $18,730 (2024 - $18,730). All payables classified as current liabilities are due within a year. The amount of the Company's remaining undiscounted contractual maturities for the lease liability is approximately $109,074 (2024 - $124,387) due within one to three years.

14

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended March 31, 2025 (Expressed in US Dollars unless otherwise indicated)

(c) Market risk:

The significant market risks to which the Company is exposed are interest rate risk and currency risk.

(i) Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in market interest rates. The Company's cash consists of cash held in bank accounts that earn interest at variable rates. Due to the short-term nature of this financial instrument, fluctuations in market rates of interest do not have a significant impact on the estimated fair value or future cash flows.

(ii) Currency risk:

The Company is exposed to currency risk to the extent expenditures incurred or funds received, and balances maintained by the Company are denominated in Canadian dollars ("CAD"). The Company does not manage currency risk through hedging or other currency management tools.

As at March 31, 2024 and December 31, 2024, the Company had the following net monetary assets (liabilities) denominated in CAD (amounts presented in USD):

	March 31,	December 31,
	2025	2024
Cash	$21,630	$32,456
Accounts receivable	24,741	70,075
Accounts payable and accrued liabilities	(125,393)	(278,780)
	$(79,022)	$(176,249)

Based on the above, assuming all other variables remain constant, a 9% (2024 - 9%) weakening or strengthening of the USD against the CAD would result in approximately $7,112 (2024 - $15,862) foreign exchange loss or gain in the consolidated statements of operations and comprehensive income loss The Company is exposed to currency risk to the extent expenditures incurred or funds received and balances maintained by the Company are denominated in Canadian dollars ("CAD"). The Company does not manage currency risk through hedging or other currency management tools.

(d) Other price risk

Other price risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or currency risk. The Company is not exposed to other price risk.

CAPITAL MANAGEMENT

The Company considers the Company's capital to be comprised of capital stock. The Company's objective in managing the Company's capital is to maintain the Company's ability to continue to operate as a going concern and to further develop the Company's business goals.

In order to facilitate the management of the Company's capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. Management reviews the capital structure on a regular basis to ensure that strategic business objectives are met. There were no changes to the Company's approach to capital management during the period ended March 31, 2025. There are no externally-imposed restrictions on the Company's capital.

15

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended March 31, 2025 (Expressed in US Dollars unless otherwise indicated)

Management is undertaking a comprehensive review of all operations and will be working towards implementing new capital management strategies to maximize cash flow performance. While the Company is mindful of the potential for a working capital shortfall if revenues do not meet expectations, the management team remains steadfast in its pursuit of growth. In order to sustain the Company's strategic initiatives, we are proactively exploring avenues for additional capital, which may include the issuance of securities or securing debt financing. This proactive approach underscores our commitment to the Company's long-term success.

DISCLOSURE CONTROLS AND PROCEDURES

The Company maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete, accurate, reliable and timely. The disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in the annual filings, interim filings or other reports filed under securities legislation is recorded, processed, summarized, and reported within the time periods specified in the securities legislation. Controls and procedures designed to ensure that information required to be disclosed is accumulated and communicated to Management, including the Company's certifying officers, as appropriate to allow timely decisions regarding required disclosure.

The Chief Executive Officer and Chief Financial Officer of the Company have evaluated, or caused the evaluation of, under their direct supervision, the design effectiveness of the Company's disclosure controls and procedures (as defined in Regulation 52-109 - Certification of Disclosure in Issuer's Annual and Interim Filings) as at December 31, 2024 and have concluded that such disclosure controls and procedures were implemented effectively.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal controls over financial reporting ("ICFR") to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards.

Management has evaluated the design of the Company's ICFR as defined in Regulation 52-109 - Certification of Disclosure in Issuer's Annual and Interim Filings. The evaluation was based on the criteria established in the "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations (2013) ("COSO"). This evaluation was performed by the Chief Executive Officer and Chief Financial Officer of the Company with the assistance of other Company management and staff to the extent deemed necessary. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the ICFR were effectively designed as at December 31, 2024. Despite the Company's evaluation, Management does recognize that any controls and procedures, no matter how well designed and administrated, can only provide reasonable assurance and not absolute assurance of achieving the desired control objectives.

RISKS AND UNCERTAINTIES

The Company's business operations involve several known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results expressed or implied by forward-looking statements in this annual report. The Company is diligent in minimizing exposure to business risk, but by the nature of the Company's activities and size, will always involve some risk. These risks are not always quantifiable due to their uncertain nature.

"The Company's products involve detailed proprietary and engineering knowledge and specific customer adoption criteria. If the Company is not able to effectively protect the Company's intellectual property or cater to specific customer adoption criteria, the Company's business may suffer a material negative impact and could fail."

16

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended March 31, 2025 (Expressed in US Dollars unless otherwise indicated)

The success of the Company will be dependent on the Company's ability to successfully develop; qualify under current industry regulations; and protect the Company's technologies by way of patents and trademarks.

The Company has obtained patents for the Company's external Constant Force Spring Pressure Relief Valves and a One-bolt Manway System, Vacuum Relief Valve and Bottom Outlet Valve. If the Company is unable to secure trademarks and patent protections for the Company's intellectual property in the future, or that protection is inadequate for future products, the Company's business may be materially adversely affected.

Further, there is no assurance that the Company's rail equipment products and other aspects of the Company's business do not or will not infringe upon patents, copyrights or other intellectual property rights held by third parties. Although the Company is not aware of any such claims, the Company may become subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of the Company's business. If the Company is found to have violated the intellectual property rights of others, the Company may be enjoined from using such intellectual property, and the Company may incur licensing fees or be forced to develop alternatives. In addition, the Company may incur substantial expenses and diversion of management time in defending against these third-party infringement claims, regardless of their merit. Successful infringement or licensing claims against the Company may result in substantial monetary liabilities, which may materially and adversely disrupt the Company's business.

"The Company is engaged in complex research and development activities where testing results may deem prospective products technologically or economically infeasible."

The Company invests in R&D activities that focus on the innovation of new products. The primary purpose of these R&D investments is to advance and broaden the Company's portfolio of commercial products that can improve the growth of future financial performance of the Company. These R&D activities focus on a longer-term horizon and are not anticipated to generate immediate financial performance returns. Returns on investment on R&D are always uncertain and cannot be guaranteed. There is a risk that during the processes of R&D development testing results may reveal that some or all products being developed are technologically or economically infeasible for market development and may be dropped.

"The Company may be unable to secure or maintain regulatory qualifications for the Company's products."

The AAR requires all products to follow a lengthy and quite rigorous approval process and subsequent field service trial before they can be applied to tank cars by customers in the rail industry. The Company has been successful in obtaining AAR approvals for the Company's key products; however, there is no guarantee that the Company's products will continue to meet AAR standards or that new products developed by the Company will receive AAR approval. The Company's failure to obtain AAR approval on new products and maintain AAR certification could have a negative impact on the Company's ability to generate revenue.

"International conflict, trade relations and other geopolitical tensions and events, including war, military action, terrorism, trade disputes, tariffs, worker strikes, and international responses thereto have historically led to, and may in the future lead to, uncertainty or volatility in the global supply chain and financial markets."

Currently, there are various factors that impact geopolitical risk and uncertainty, including but not limited to the elevated geopolitical risk exemplified by ongoing active conflicts in the Middle East, between Israel and Palestine, and in Europe, between Russia and Ukraine, as well as risks associated with China-Taiwan tensions. The imposition of strict economic sanctions by Canada, the United States, the European Union, the United Kingdom and others in response to such conflict may have a destabilizing effect on commodity prices, supply chain and global economies more broadly. Supply chain disruptions may adversely affect the business, financial condition, and results of operations for the Company. The extent and duration of international conflicts, geopolitical tensions and related international action cannot be accurately predicted, and the effects of such conflicts may magnify the impact of the other risks identified herein.

17

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended March 31, 2025 (Expressed in US Dollars unless otherwise indicated)

"Impact of 2025 tariffs and trade measures on the Company's operations and the global economies."

In February and March 2025, the Trump administration implemented tariffs on various goods imported from Canada, Mexico and China and announced an intention to implement targeted and broad-based tariffs on certain other goods imported from several countries including Canada and/or increase the rate or scope of existing tariffs. Canada and China retaliated by imposing tariffs on certain goods imported from the U.S., and Canada and other countries also announced intentions to implement tariffs on goods imported from the U.S. and/or increase the rate or scope of existing tariffs if the U.S. follows through with the implementation of proposed tariffs. China has also imposed retaliatory tariffs on certain goods imported from Canada.  Although discussions continue regarding global trade policies, there remains significant uncertainty over whether tariffs, surtaxes, or other restrictive trade measures or countermeasures will ultimately be implemented and, if so, the scope, impact, and duration of any such measures. Potential measures could include, among others, increased tariffs on Canadian energy exports, restrictions on cross-border supply chains, or additional regulatory barriers that could impact the Company's ability to access international markets.

The imposition of restrictive trade measures or countermeasures, if implemented for any period of time, could have adverse effects on the Company's operations, supply chain, and overall financial performance and could have a material adverse effect on the U.S., Canadian and/or global economies. Tariffs on steel, aluminum, and other industrial materials may increase the cost of equipment, production and manufacturing processes, potentially impacting capital expenditures and operational efficiency. Any retaliatory measures by Canada or prolonged trade disputes may further increase costs, disrupt supply chains, and introduce regulatory uncertainty. While the Company continues to monitor trade policies and adapt its procurement and operational strategies, any prolonged restrictive trade measures could negatively impact margins and overall market conditions.

"The Company may not have sufficient capital to meet increases in business demands and may be unable to sustain the Company's ability to grow the Company's operations as anticipated."

Although the Company has a positive working capital, the Company may, from time to time, face a working capital deficit. To maintain the Company's activities, the Company may require access to additional capital through the sale of securities or obtaining debt financing. There can be no assurance that the Company will be successful in obtaining such additional financing and failure to do so could result in the inability of the Company to develop new products; meet production schedules; execute delivery orders; and continue the Company's strategic operations.

"The Company has a limited history of earnings and may not be able to achieve the Company's growth objectives."

The Company has a limited history of sustained earnings. The Company is subject to all of the business risks and uncertainties associated with any business enterprise which is transitioning from product development to profitable operations, including the risk that the Company will not achieve the Company's growth objectives.

There is no assurance that the Company will be able to successfully complete the Company's business development plans or operate profitably over the short or long term. The Company is dependent upon the good faith and expertise of Management to identify, develop and operate commercially viable product lines. No assurance can be given that the Company's efforts will result in the development of additional commercially viable product lines or that the Company's current product lines will prove to be commercially viable in the long term. If the Company's efforts are unsuccessful over a prolonged period, the Company may have insufficient working capital to continue to meet ongoing obligations and the Company's ability to obtain additional financing necessary to continue operations may also be adversely affected. Even if the Company is successful in developing one or more additional product lines, there is no assurance that these product lines or the Company's existing product lines will be profitable.

18

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended March 31, 2025 (Expressed in US Dollars unless otherwise indicated)

"New commercial markets for the Company's products may not develop as quickly as anticipated or at all."

Markets for the Company's products may not develop as quickly as anticipated, or at all, resulting in the Company being unable to meet the Company's revenue and production targets. This may have a material negative impact on the Company, particularly if the Company has incurred significant expenses to cater to increased market demand and such market demand does not materialize.

"Unforeseen competition could affect the Company's ability to grow revenues as projected."

Although the Company has patents, trademarks and other protections in place to protect the proprietary technology on which the Company's business is dependent, competitive products may be developed in the future. Competition could adversely affect the Company's ability to acquire additional market share or to maintain revenue at current and projected levels. While every effort is made to track current and future competitors, new entrants from outside the USA and Canada may be difficult to identify until market entry occurs.

"Customer orders that are placed may be cancelled or rescheduled."

Although the Company makes efforts to ensure customers are satisfied with the Company's products, there is a risk that customers may cancel purchase orders before they are filled. This could have a material negative impact on the Company, particularly if the Company has already ordered the component parts required to assemble the finished products or if the Company has assembled the required finished products. The negative impact may be mitigated by the Company's ability to utilize the component parts and finished products to satisfy other purchase orders, but there is no guarantee that the Company will able to mitigate the risk of loss to the Company from cancelled orders in this manner. Cancelled orders are normally subject to a cancellation fee to reduce loss.

"The Company is dependent on a small number of OEM customers."

Although Management is optimistic about the Company's future as a railway equipment supplier, the Company is highly dependent upon the success of four major tank car manufacturers as they provide a significant portion of the Company's revenue. The Company does not have any long-term purchase agreements, annual minimum sales requirements or blanket purchase order agreements with customers. Sales are generated on an as needed basis and purchase orders are scheduled according to production availability. The Company expects that this limited number of customers will continue to represent a substantial portion of the Company's sales for the foreseeable future. The loss of any of these customers could have a material negative impact upon the Company and the Company's results of operations.

"Current products may not perform as well as expected."

There is a risk that the Company's products may not perform as well as they have historically, which could result in customer complaints, returned products, product recalls and/or loss of repeat customer orders. Any of these issues could have a material negative impact on the Company's ability to generate revenue and continue operations.

"There may be a shortage of parts and raw materials."

The Company currently dual sources all components domestically for all product lines. There is a potential risk from time to time that the Company could face a shortage of parts and raw materials so suppliers are unable to support current or increased customer demand. This could have a material negative impact on the business development plans of the Company, the Company's revenues and continued operations.

"Production capacity may not be large enough to handle growth in market demand."

The Company's production facilities may not be large enough to handle growing market demand for the Company's products if market demand is above projected levels. The Company may not have sufficient capital to fund increased production at the Company's existing facilities or to add new production facilities, and even if the Company did have sufficient funds for these purposes, the turnaround time to increase production may not be fast enough to meet market demand. This may have a material negative impact on the Company's ability to maintain existing customers and expand the Company's customer base, and the Company's ability to generate revenue at current and projected levels.

19

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended March 31, 2025 (Expressed in US Dollars unless otherwise indicated)

  "The Company's product development efforts may not result in new qualified commercial products."

The Company's ambition to design, research and develop proprietary products for the rail industry may not successfully transition into other industries. The inability to break into new markets and industries may in the future have a negative impact on the Company. The Company's investment in new product research is written off in the period in which it is incurred to account for the unpredictable nature of research projects.

"The Company may face uninsurable or underinsured risks."

During development and production of rail equipment products, certain risks, and in particular, destruction of production facilities by a natural disaster, acts of terrorism, acts of war or patent infringement may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks because of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company. Of the above-listed risks, only an act of war is truly uninsurable. The Company maintains commercial general liability insurance for claims up to $2,000,000 in general aggregate and $1,000,000 each occurrence, as well as $2,000,000 product-completed operations aggregate. Additionally, the Company maintains umbrella liability insurance for claims up to $4,000,000 in annual aggregate.

Although the Company believes that the insurance policies currently in place adequately insure the Company given the size of the Company's customer base and revenues from product sales, there is a risk that the Company's insurance coverage may not be sufficient to cover future products claims.

"Raw materials used by the Company for the production of the Company's products are subject to price fluctuations which could change profitability expectations."

Many of the materials used in the Company's products are common raw materials such as steel and rubber. These raw materials may be subject to significant price fluctuations. A steep rise in the price of such raw materials may have an adverse effect on the financial returns of the Company's products and could negatively impact the Company's operating results. Considering the Company does not have any purchase agreements with customers, the Company is able to mitigate the risks associated with price fluctuations by adjusting the pricing structure as necessary. However, there is no guarantee that customers will continue to purchase the Company's products if prices are adjusted due to the fluctuation in the price of raw materials.

"The success of the Company's business depends substantially on the continuing efforts of the Company's senior executives, and the Company's business may be severely disrupted if the Company loses their services."

The future success of the Company depends upon the continued services of the Company's senior executives and other key employees. In particular, the Company relies on the expertise and experience of the Senior management team of Kelso Technologies Inc. and Kelso Technologies (USA) Inc. If one or more of the Company's senior executives were unable or unwilling to continue in their present positions, the Company might not be able to replace them easily or at all. If any of the Company's senior executives join a competitor or form a competing company, the Company may lose clients, suppliers, key professionals, technical know-how and staff members.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, then actual results may vary materially from those described on forward-looking statements.

20

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended March 31, 2025 (Expressed in US Dollars unless otherwise indicated)

RELATED PARTY TRANSACTIONS

Related party transactions not otherwise described in these consolidated financial statements are shown below. The remuneration of the Company's directors and other members of key management, being the Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer who have the authority and responsibility for planning, directing and controlling the activities of the Company consist of the following amounts:

	March 31,	March 31,
	2025	2024
Management compensation	$196,077	$180,000
Directors' fees	28,750	40,750
	$224,827	$220,750

During the three months ended March 31, 2024, the Company paid consulting fees of $15,000 to a consulting company owned by the spouse of the previous Chief Executive Officer. The consulting agreement was terminated at the end of the second quarter of 2024.

DISCLOSURE OF OUTSTANDING SHARE DATA AS AT MARCH 25, 2024

1) Common shares issued and outstanding: 55,160,086

2) Share purchase options outstanding: 750,000

3) Share purchase warrants outstanding: Nil

4) Restricted share units outstanding: 541,655

OUTLOOK

The company is emerging from a challenging financial landscape, influenced by market dynamics and strategic initiatives in 2024. The improvements to operational efficiency and reduction of overhead costs undertaken by the new management team are beginning to bear fruit with positive earnings.

Kelso Technologies Inc. anticipates sales growth to be flat to slightly positive, in the range of 0% to 5%, compared to fiscal year 2024. A primary emphasis for the fiscal year 2025 will be to uphold cost management as the company gears up for the expected rise in new tank car production anticipated to commence in 2026. This strategic plan will enable the company to take advantage of the growing demand and enhance profitability.

Kelso is currently seeking full approval from the Association of American Railroads (AAR) for its Bottom Outlet Valve (BOV) and Angle Valve (AV), both of which are progressing through their required service trial periods. This pending approval is anticipated to create new revenue opportunities, particularly due to the increased value of comprehensive package offerings for both general purpose and pressure tank cars.

The forecast for tank car deliveries has shown a slight improvement compared to recent trends. After averaging just over 8,700 cars annually from 2021 to 2023, actual deliveries for 2024 exceeded 10,000 cars, with FTR predicting a modest rise to 10,325 in 2025. This production level indicates a 15.8% increase over the average from 2021 to 2023, presenting an opportunity for better outcomes. Industry forecasts for 2026 and beyond indicate a positive trajectory, with expected growth reaching 13,000 units by 2027. Kelso's strategic emphasis on securing AAR approvals is in line with this anticipated market growth, positioning the company to take advantage of future demand increases.

SUMMARY

The Company is confident in its ability to generate new value and expects continued success in its established rail markets. With no long-term debt that accrues interest and optimistic sales outlooks from larger, more diverse markets, Kelso can focus on increasing its equity value through financial performance supported by a wider array of new proprietary products.

21

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended March 31, 2025 (Expressed in US Dollars unless otherwise indicated)

Kelso Technologies Inc.

Frank Busch

Chief Executive Officer

22